

IDAHO
MUTUAL TRUST
Community Finance Co-op, LLC

July18,2012

Michael R. Clampitt
Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-356 l

Re: Idaho Mutual Trust Community Finance Co-op, LLC
Regulation A Offering Statement on Form I-A
Filed October 31, 2011
File No. 024-10311

Dear Mr. Clampitt and Ms. Livingston:

We are writing in response to your telephone conversation with Mr. Tschirgi regarding footnote no. 6 to the Proforma and Risk Factor no. 12 of the Offering. Idaho Mutual Trust Community Finance Co-op, LLC has made edits and/or address the comments you had with these items in the enclosed redlined version of the Offering. *(See page nos. 16 and 44)*

We have also inserted a clause throughout that the Offering referencing that the Offering may be extended beyond November 2012 with a 100% affinnative vote of all current investors and the Manager. *(See page nos. 9, 16, 23 and 27)*

Per Ms. Livingston's request, five (5) redlined copies of the Offering as well as three (3) clean copies of the Offering are enclosed.

Dated this /'b ay of July, 2012.

Idaho Mutual Trust Community Finance Co-op, LLC, a
Delaware limited liability company

By IMTCF, LLC, an Idaho limited liability
company, as the Manager of Idaho Mutual Trust
Community Finance Co-op, LLC



Thomas Buuck, Manager



Thomas Buuck

Michael Hendrichs

enclosures
cc: Scott Tschirgi